FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                    No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 1, 2013 – Total Voting Rights
2.	Press release dated October 8, 2013 – Mediatek Extends Partnership with ARM to Drive Next-Generation Mobile and Consumer Technology
3.	Press release dated October 10, 2013 – ARM Opens New Design Center in Noida, India
4.	Press release dated October 16, 2013 – TSMC Honors ARM with Partner Award for Fourth Straight Year
5.	Press release dated October 22, 2013 – 3rd Quarter Results
6.	Press release dated October 23, 2013 – ARM Targets Automotive and Industrial Control Markets with New Architecture
7.	Press release dated October 24, 2013 – Spreadtrum Selects ARM Artisan Physical IP and POP IP for 28nm SoC Development
8.	Press release dated October 25, 2013 – Director/PDMR Shareholding
9.	Press release dated October 28, 2013 – Director/PDMR Shareholding
10.	Press release dated October 28, 2013 – MEDIA ALERT: ARM Extends Its Flagship DS-5 Development Studio for RTOS Development
11.	Press release dated October 28, 2013 – ARM and Nordic Semiconductor Partner to Accelerate Development of Bluetooth Low Energy-Enabled Devices
12.	Press release dated October 29, 2013 – Announcement of Acquisition of Shares
13.	Press release dated October 29, 2013 – ARM Announces Complete Suite of Graphics Processing Technology
14.	Press release dated October 29, 2013 – ARM Launches Interactive Platform to Spark Collaboration and Innovation
15.	Press release dated October 29, 2013 – 75 percent of global business leaders are exploring the economic opportunities created by the Internet of Things
16.	Press release dated October 31, 2013 – Director/PDMR Shareholding
17.	Press release dated October 31, 2013 – Telenor Connexion Partners with ARM to Bring the Internet of Things to its Global Customers

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 30 September 2013 consists of 1,399,483,480 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,399,483,480.

The above figure 1,399,483,480 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

Item 2

Mediatek Extends Partnership with ARM to Drive Next-Generation
Mobile and Consumer Technology

MediaTek licenses ARM® Cortex®-A50 series processors and ARM Mali™ Graphics family

8 October, 2013: CAMBRIDGE, UK and HSINCHU, Taiwan: ARM (LSE: ARM; Nasdaq: ARMH) the world’s leading semiconductor IP supplier and MediaTek Incorporated (TWSE: 2454), a leading fabless semiconductor company for wireless communications and digital multimedia solutions, announced today that MediaTek has acquired a broad license to Cortex-A50 Series processor cores and the next generation of ARM Mali graphics processing Unit (GPU) solutions. This combination positions MediaTek and its customers at the fore of current central processing unit (CPU) and GPU technology.

‘MediaTek has taken the leadership position with the MT8135 mobile SoC being the first application processor to employ ARM’s big.LITTLE™ architecture in a heterogeneous multiprocessing (HMP) configuration," said Tom Cronk, executive vice president and general manager, Processor Division, ARM. “ARM is pleased to build upon this partnership for innovative mobile consumer products. The Cortex-A50 series of processors, alongside the Mali GPU products, help MediaTek to continue its position as an industry leader.”

“MediaTek is delighted to be working closely with ARM to bring the benefits of cutting-edge CPU and GPU solutions to manufacturers and consumers worldwide,” said Johan Lodenius, chief marketing officer, MediaTek. “Together with ARM, we are setting the pace for low power, high performance products that give users the benefits of next-generation processing speed, security and graphics.”

ARM is in the unique position of providing an optimized compute platform that uses ARM Cortex processors, Mali GPU and ARM CoreLink™ CCI-400 technologies. Alongside technologies such as big.LITTLE and MediaTek’s SoC and system expertise, this heterogeneous approach means that the broad range of applications needed in mobile devices can be processed faster and more efficiently when divided between the CPUs and the GPUs. This arrangement makes full use of the inherent capabilities of each system component to achieve the best possible balance of power and performance.

The ARM Cortex-A57 and ARM Cortex-A53 support the ARMv8-A Architecture with both 64-bit and 32-bit execution. These processors extend the available performance range with a focus on power-efficient implementation while maintaining compatibility with the existing 32-bit software ecosystem around ARM processors.  The ARM Mali GPU family scales to deliver industry-leading graphics on entry level smartphones, through to visually stunning user experiences for future top-end superphones, tablets and Smart TVs.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:

http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

About MediaTek Inc.

MediaTek Inc. is a leading fabless semiconductor company for wireless communications and digital multimedia solutions. The company is a market leader and pioneer in cutting-edge SoC system solutions for wireless communications, high-definition TV, optical storage, and DVD and Blu-ray products. Founded in 1997 and listed on Taiwan Stock Exchange under the "2454" code, MediaTek is headquartered in Taiwan and has sales or research subsidiaries in Mainland China, Singapore, India, United States, Japan, Korea, Denmark, England, Sweden and Dubai. For more information, visit MediaTek’s website at www.mediatek.com
ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Press Contacts

ARM
Tim Warnes
tim.warnes@arm.com
Tel. +44 1223 405373

MediaTek
Sharon Lo
service@mediatek.com
Tel : +886-3-567-0766

Item 3

ARM Opens New Design Center in Noida, India

What: ARM, the leading global semiconductor IP designer providing intelligence in the digital world has opened a new Design Center in Noida, North India. The center will focus on IP design in specialized areas such as planar and FinFET CMOS technologies and address the growing needs of ARM partners.

Why: With the opening of the Noida Design Center, highly skilled electronics engineers based in North India will have the unique opportunity to work at ARM and support its leading Physical IP Division. This division is focused on creating the building blocks for translation of a circuit design into actual silicon. ARM is a provider of physical IP components for the design and manufacture of integrated circuits, including systems-on-chip (SoCs).

The new facility will complement the capabilities of ARM’s existing team at the Bangalore Design Center, which also focuses on Physical IP. Almost 9 billion ARM-based chips were shipped in 2012; ARM-based technology is in use in 95% of smartphones, 80% of digital cameras, and 35% of all electronic devices worldwide. ARM’s commitment to innovation and continuous improvement means that the influence of its ecosystem will continue to expand in the years ahead. Engineers at ARM’s global Design Centers work closely with its Partners to create and shape our digital future. The company employs over 2,700 staff drawn from over 60 nationalities and has offices in 15 countries worldwide.

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:

http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Press Contacts

ARM
Tim Warnes
tim.warnes@arm.com
Tel: +44 7880 316074

Perfect Relations (India)
Rajiv Menon
rmenon@perfectrelations.com
Tel. +91 9845251133

Item 4

TSMC Honors ARM with Partner Award for Fourth Straight Year

What: ARM® received the Partner Award from TSMC, in recognition of outstanding partner performance, during the 2013 TSMC Open Innovation Platform Ecosystem Forum. ARM was honored for its foundation intellectual property (IP), including ARM Artisan® memory, standard cells, input/output (I/O), and other fundamental building blocks for system-on-chip (SoC) design.

Dr. Cliff Hou, vice president of Research and Development at TSMC, presented the award to Dr. Dipesh Patel, executive vice president and general manager of the Physical IP Division at ARM.

Why: The award is made based upon customer feedback, TSMC9000 compliance, general support, numbers of tape outs and number of wafers shipped. ARM and TSMC continue their collaboration to ensure customers achieve volume production of highly integrated SoCs in advanced silicon process nodes. This year the companies delivered the first ARM Cortex®-A57 processor tape out on TSMC’s 16nm FinFET process to support designs in mobile and enterprise markets requiring both high performance and energy efficiency.

The ARM and TSMC relationship helps optimize the next generation of ARM-based SoCs. This latest collaboration optimizes ARM Cortex-A50 series processors based on the ARMv8-A architecture (the first ARM architecture to execute both 32 and 64-bit instructions), ARM Artisan physical IP, and TSMC’s FinFET process technology.

Who: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

The ARM Connected Community is the place that makes it easier for developers to find information for ARM-based designs, applications and projects. It is an interactive platform for all end users, media and partners of the ecosystem.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and AMBA are registered trademarks of ARM Limited. Cortex, CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Press Contact
Phil Hughes
Email: phil.hughes@arm.com
Tel: +1 512 330 1844

Item 5

ARM HOLDINGS PLC REPORTS RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2013
A conference call discussing these results will be audiocast today at 09:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 22 October 2013 —ARM Holdings plc announces its unaudited financial results for the third quarter and nine months ended 30 September 2013.

Q3 2013 – Financial Summary	Normalised*			IFRS
	Q3 2013	Q3 2012	% Change	Q3 2013	Q3 2012
Revenue ($m)	286.7	227.9	26%	286.7	227.9
Revenue (£m)	184.0	144.6	27%	184.0	144.6
Operating margin	48.6%	44.6%		36.0%	35.8%
Profit before tax (£m)	92.6	68.1	36%	68.3	55.3
Earnings per share (pence)	5.11	3.71	38%	3.44	2.96
Net cash generation (£m)**	111.6	88.0
Effective revenue fx rate ($/£)	1.56	1.58

YTD 2013 – Financial Summary	Normalised*			IFRS
	YTD 2013	YTD 2012	% Change	YTD 2013	YTD 2012
Revenue ($m)	814.9	650.3	25%	814.9	650.3
Revenue (£m)	525.5	412.7	27%	525.5	412.7
Operating margin	49.2%	45.2%		27.4%	36.7%
Profit before tax (£m)	268.6	196.6	37%	150.4	161.6
Earnings per share (pence)	15.30	10.63	44%	7.87	8.48
Net cash generation (£m)**	266.6	193.3
Effective revenue fx rate ($/£)	1.55	1.58

Q3 Financial Highlights
•	Group revenues in US$ up 26% year-on-year (£ revenues up 27% year-on-year)
•	PD Licensing revenue in US$ up 52% year-on-year. Order backlog up 3% sequentially
•	PD Royalty revenue in US$ up 14% year-on-year (relevant industry revenues down 2% year-on-year1)
•	Normalised operating expenses of £85.6m (including a £5.5m charge relating to the foreign exchange revaluation of monetary items)
•	Normalised profit before tax and earnings per share up 36% and 38% year-on-year respectively (IFRS PBT and EPS up 24% and 16% year-on-year)
•	Net cash generation of £111.6 million

Progress on key growth drivers in Q3
•	Growth in adoption of ARM® technology
o	48 processor licenses signed, driven by new technology, new markets and new customers
o	Advanced technology enables a higher royalty percentage per chip
o	15 Cortex®-A processor licenses signed, including 3 Cortex-A50 series processors
o	5 Mali™ graphics processor licenses signed
o	POP™ IP helps optimise ARM processor implementations. 4 POP IP licenses signed in Q3
•	Growth in shipments of chips based on ARM processor technology
o	2.5 billion ARM-based chips shipped
o	Continued penetration of processors containing both Cortex-A and Mali graphics processors

Outlook
ARM enters the final quarter of 2013 with a record order backlog and a robust opportunity pipeline. This combination points to another strong quarter for licensing revenue in Q4.  ARM’s Q4 royalty revenue is generated from third quarter chip shipments. Relevant customer and industry data suggests a sequential increase in ARM’s royalty revenue of similar dollar value to previous years. Assuming the macroeconomic situation does not deteriorate significantly in the remainder of the quarter, we expect group dollar revenues for the fourth quarter to be in-line with current market expectations of approximately $290m.

1 Source: Semiconductor Industry Association, October  2013

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Simon Segars, Chief Executive Officer, said:
"As the products we use every day become more connected, and as new categories of smart devices are introduced, there are increasing opportunities for ARM’s high-performance, low-power technology, which drive both license and long-term royalty revenues.

In the third quarter of 2013 we saw strong demand for our processor technology with a record 48 licenses signed by 24 companies, 11 of whom were licensing ARM technology for the first time. ARM’s technology was licensed for an extensive range of end-markets including the Internet-of-Things, wired and wireless communications, and mobile computing. This quarter ARM also signed four large licensing deals with thought-leading technology companies, which included MediaTek signing a broad license for ARM’s latest ARMv8-A processor technology and next generation Mali graphics.

With more customers choosing to deploy ARM technology in their products and ARM’s royalty revenues outperforming the overall semiconductor industry, this has been another quarter that underpins ARM’s long-term growth opportunity.”

Q3 2013 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q3 2013	Q3 2012	% Change	Q3 2013	Q3 2012	% Change
PD
Licensing	106.2	69.7	52%	68.0	44.3	54%
Royalties	122.0	106.8	14%	78.7	67.8	16%
Total PD	228.2	176.5	29%	146.7	112.1	31%
PIPD
Licensing	16.9	13.7	24%	10.6	8.6	23%
Royalties	15.1	14.3	6%	9.7	9.1	7%
Total PIPD	32.0	28.0	15%	20.3	17.7	15%
Development Systems	12.1	12.1	0%	7.8	7.6	2%
Services	14.4	11.3	27%	9.2	7.2	28%
Total Revenue	286.7	227.9	26%	184.0	144.6	27%

YTD 2013 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	YTD 2013	YTD 2012	% Change	YTD 2013	YTD 2012	% Change
PD
Licensing	275.4	201.9	36%	176.7	128.0	38%
Royalties	364.7	295.9	23%	236.7	188.2	26%
Total PD	640.1	497.8	29%	413.4	316.2	31%
PIPD
Licensing	45.2	36.8	23%	28.7	23.3	23%
Royalties	47.7	41.2	16%	30.9	26.0	19%
Total PIPD	92.9	78.0	19%	59.6	49.3	21%
Development Systems	42.1	41.0	3%	27.1	26.0	4%
Services	39.8	33.5	19%	25.4	21.2	20%
Total Revenue	814.9	650.3	25%	525.5	412.7	27%

*
Normalised figures are based on IFRS, adjusted for share-based payment costs, amortisation of intangibles, acquisition-related charges, IP indemnity and similar charges, Linaro-related charges and share of results of joint venture, and profit or loss on disposal and impairments of available-for-sale financial assets. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 6.13 to 6.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, other acquisition-related payments, share-based payroll taxes, payments related to joint ventures and Linaro, payments for IP indemnity and similar charges, advanced payments, and deducting inflows from share option exercises and investment disposal proceeds – see notes 6.8 to 6.12

***
US Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in US dollars.

CONTACTS:
Sarah West/Aideen Lee	Ian Thornton/Jonathan Lawton
Brunswick: +44 (0)1223 400400	ARM Holdings plc: +44 (0)207 404 5959

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q3 2013 were $286.7 million, up 26% versus Q3 2012. Q3 sterling revenues of £184.0 million were up 27% year-on-year.

Year-to-date dollar revenues amounted to $814.9 million, up 25% on 2012.

License revenues
Total dollar license revenues in Q3 2013 increased by 48% year-on-year to $123.1 million, representing 43% of group revenues. License revenues comprised $106.2 million from PD and $16.9 million from PIPD.

Group order backlog at the end of Q3 2013 was up 3% sequentially.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q3 2013 generated from semiconductor unit shipments in Q2 2013. Total dollar royalty revenues in Q3 2013 increased year-on-year by 13% to $137.1 million, representing 48% of group revenues. This compares with industry revenues decreasing about 2% in the shipment period1 (i.e. Q2 2013 compared to Q2 2012).

Total dollar royalty revenues in Q3 2013 comprised $122.0 million from PD and $15.1 million from PIPD.

Development Systems and Service revenues
Sales of development systems in Q3 2013 were $12.1 million, flat year-on-year and representing 4% of group revenues. As previously disclosed the development systems business is now focusing on microcontroller tools and premium toolkits for multi-core systems, and full year revenues are expected to be broadly flat year-on-year.

Service revenues in Q3 2013 were $14.4 million, an increase of 27% year-on-year and representing 5% of group revenues.

Gross margins
Gross margins in Q3 2013, excluding the share-based payments charge of £0.5 million (see below), were 95.1% compared to 94.3% in Q2 2013 and 94.6% in Q3 2012.

Operating expenses and operating margin
Normalised income statements for Q3 2013 and YTD 2013 and Q3 2012 and YTD 2012 are included in notes 6.13 to 6.16 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

Normalised operating expenses were £85.6 million in Q3 2013 compared to £78.2 million in Q2 2013 and £72.3 million in Q3 2012. Normalised operating expenses in Q3 2013 included a charge of £5.5 million relating to the foreign exchange revaluation of monetary items.  Normalised operating expenses in Q3 2013 excluding this charge were approximately
£80 million.

Normalised operating expenses in Q4 2013 (assuming effective exchange rates similar to current levels) are expected to be in the range £82-84 million as we continue to invest in our research and development teams and in our business infrastructure.

Normalised operating margin was 48.6% in Q3 2013, compared to 48.6% in Q2 2013 and 44.6% in Q3 2012.

Normalised research and development expenses were £35.7 million in Q3 2013, representing 19% of revenues, compared to £37.2 million in Q2 2013 and £32.2 million in Q3 2012. Notwithstanding the ongoing investment in our research and development teams, total research and development expenses in Q3 2013 were lower than in Q2 2013 as, following legislation enacted in the third quarter, certain research and development tax credits are classified “above-the-line” in operating expenses rather than as a credit to the tax charge as in previous periods. Normalised sales and marketing expenses were £19.3 million in Q3 2013, being 10% of revenues, compared to £17.8 million in Q2 2013 and £15.6 million in Q3 2012. Normalised general and administrative expenses were £30.6 million in Q3 2013 (including the foreign exchange charge of £5.5 million referred to above), representing 17% of revenues, compared to £23.2 million in Q2 2013 and £24.5 million in Q3 2012.

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Total IFRS operating expenses in Q3 2013 were £108.2 million (Q3 2012: £84.6 million) including share-based payment costs and related payroll taxes of £18.8 million (Q3 2012: £10.6 million), amortisation of intangible assets and other acquisition-related charges of £3.4 million (Q3 2012: £1.7 million), and investment impairments of £0.4 million (Q3 2012: £nil).

Total share-based payment costs and related payroll tax charges of £19.3 million in Q3 2013 were included within cost of revenues (£0.5 million), research and development (£11.8 million), sales and marketing (£3.0 million) and general and administrative (£4.0 million).

Earnings and taxation
Profit before tax was £68.3 million in Q3 2013 compared to £55.3 million in Q3 2012. Normalised profit before tax in Q3 2013 was £92.6 million compared to £68.1 million in Q3 2012. The Group's effective normalised tax rate was 22.1% in Q3 2013 (IFRS: 28.9%) compared to 23.9% (IFRS: 25.3%) in Q3 2012. The Group’s effective normalised tax rate for the full year 2013 is estimated to be just under20%.

In Q3 2013, fully diluted earnings per share were 3.44 pence (16.72 cents per ADS2) compared to earnings per share of 2.96 pence (14.35 cents per ADS) in Q3 2012. Normalised fully diluted earnings per share in Q3 2013 were 5.11 pence (24.84 cents per ADS) compared to 3.71 pence (17.96 cents per ADS) in Q3 2012.

Balance sheet
Intangible assets at 30 September 2013 were £597.3 million, comprising goodwill of £527.8 million and other intangible assets of £69.5 million, compared to £555.6 million and £69.5 million respectively at 30 June 2013.

Total accounts receivable were £113.1 million at 30 September 2013, compared to £136.5 million at 30 June 2013.

Cash flow
Normalised free cash flow in Q3 2013 was £111.6 million. Net cash at 30 September 2013 was £670.5 million compared to £613.1 million at 30 June 2013.

2 Each American Depositary Share (ADS) represents three shares.

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Technology Licensing

Processor licensing
A record 48 processor licenses were signed in Q3 2013, with 24 companies. The technology licensed includes ARM’s latest Cortex-A, Cortex-R™ and Cortex-M™ processors and will be used in a broad range of end applications, including mobile devices, smart embedded applications and general purpose microcontrollers. Nearly half of the 24 licensees were licensing ARM technology for the first time.  Many of these new customers are planning to use ARM technology in emerging applications such as fingerprint recognition, internet-of-things, and wearable digital devices.

During the quarter ARM signed four large licensing deals with thought-leading technology companies. These included MediaTek licensing ARM’s latest ARMv8-A processor technology and next generation Mali graphics, and a major provider of enterprise networking equipment licensing a broad suite of ARM technology for wired and wireless communications applications.

Fifteen of the licenses signed were for ARM’s Cortex-A series processors, including 3 Cortex-A50 series processors. ARM’s Cortex-A series technology is licensed for deployment in a broad range of end-markets, including smartphones, tablets, display technology, digital TVs and enterprise networking applications.

Demand for ARM’s range of processors for the embedded market remained strong with 18 of the 48 licenses signed this quarter being for ARM’s Cortex-M series technology. ARM has now signed nearly two hundred Cortex-M licenses with almost 150 companies. Many of these licenses will be used in microcontrollers or applications for the Internet-of-Things.

ARM also signed 5 further licenses for its Mali graphics processors, 4 of whom were licensing ARM’s Mali graphics technology for the first time.

Q3 2013 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total**
Classic ARM*	4	1	5	533
Cortex-A	14	1	15	158
Cortex-R	4		4	41
Cortex-M	10	8	18	196
Mali	4***	1	5	85
Architecture				15
Subscription	1		1	12
Total	37	11	48	1040
* Includes ARM7, ARM9, ARM10 and ARM11
**Adjusted for licenses that are no longer expected to generate royalties
*** Includes 3 existing ARM customers taking their first Mali license

PIPD licensing
ARM’s physical IP is used by fabless semiconductor companies to implement their chip designs. Platform licenses are royalty bearing licenses that enable foundries to manufacture chips using ARM’s physical IP. Each foundry requires a platform license for each process node. ARM has signed a full range of platform licenses with leading foundries, from 250nm to 14nm.

PIPD continues the development of advanced technology Physical IP for FinFET process technologies at multiple foundries, and this quarter delivered FinFET Physical IP to a major customer for their pre-production product development.

ARM also continues to see strong demand for physical IP optimised for use with processors (POP IP).  POP IP enables a licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology.  For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP.  This quarter ARM signed two further POP licenses for Cortex-A processors and two for Mali graphics technology. This included a major multi-year subscription license for 28nm POP IP signed with major Asian semiconductor company.

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Number of Physical IP Licenses*
	Total for the Quarter	Cumulative Total
Platform Licenses	-	100
POP IP	4	52
*Adjusted for licenses that are no longer expected to generate royalties

Customers Licensing Multiple ARM Technologies
In some end markets, such as application processors in mobile phones, mobile computers and digital TVs there can be synergies from using multiple ARM technologies in the same system-on-chip design.  The system benefits that can be generated include faster time-to-market and reduced development risk, and lower cost and higher performance of the resultant chip. For example, this can include two Cortex-A processors combined in a big.LITTLE configuration, coupled with Mali graphics and implemented using ARM’s physical IP (possibly in the form of POP IP). To date ARM has signed 158 Cortex-A licenses, 84 Mali licenses and 52 POP IP licenses. ARM typically receives a percentage of the chip price for each ARM technology included within the chip, so chips that contain multiple ARM technologies can enhance ARM’s overall royalty opportunity.

Processor Design Wins and Ecosystem Development

Many leading technology companies have announced details of their ARM-based product developments in recent months.  These included:
•	Mediatek introducing MT8135, its ARMv7-based big.LITTLE application processor aimed at tablet computers
•	Spansion announcing plans for a wide range of ARM-based chips for automotive, industrial and embedded consumer applications
•	Huawei announcing that it has licensed Cortex-A57 and Cortex-A53 to enable the development of low power high performance chips
•	AMD announcing its Hierofalcon chips, a four or eight core ARM-based Cortex-A57 system-on-chip running at
2.0 GHz aimed at embedded networking applications
•	Broadcom announcing a new ARMv8-A 64-bit chip for enterprise networking applications
•
Freescale announcing their 5V Kinetis E range of microcontrollers. Based around ARM’s Cortex-M0+ processor technology, these microcontrollers are designed for performance in harsh electromagnetic environments

•	Atmel introducing SAM D20 ultra low power ARM-based Cortex M0+ microcontrollers for use in automation, consumer, metering and industrial applications
Many more partner announcements can be found on the ARM website at www.arm.com/news.

Technology Royalties

Processor royalties
ARM’s processor royalties are recognised one quarter in arrears with royalties in Q3 generated from semiconductor unit shipments in Q2.  PD dollar royalty revenues in Q3 2013 increased 14% year-on-year.  This compares with relevant industry revenues decreasing by about 2%1 in the relevant shipment period (i.e. Q2 2013 compared to Q2 2012) resulting in ARM outperforming the semiconductor industry by 16 percentage points. Q3 revenue came from the sales of about 2.5 billion ARM-based chips, up 14% year-on-year.

ARM continued to benefit from the growth of smartphones and tablets, especially high volume entry-level devices. These devices typically use ARM’s more advanced and higher royalty bearing Cortex-A series technology and increasingly contain ARM’s Mali graphics designs. In Q3, shipments of Cortex-A and Mali graphic processors more than doubled year-on-year and ARM’s mobile royalty revenues increased by nearly 20% over the same period. ARM’s mobile shipments were up 8% year-on-year, growing at twice the rate of the wider handset market3.

This quarter, we saw strong growth in the number of ARM-based chips sold into markets beyond mobile devices.  The non-mobile markets now represent 52% of all ARM-based shipments. ARM-based microcontrollers and smartcards shipments increased 20% year-on-year, compared to a market that was down nearly 10% over the same period1. ARM is also beginning to gain traction in the enterprise networking market, with ARM-based chip shipments up nearly 150%.

ARM’s average royalty revenue per chip in Q3 was flat year-on-year at 4.9 cents as the growth in higher value, lower volume application processors was balanced by the strong growth in shipments of higher volume, lower cost chips, such as microcontrollers and touchscreen controllers.

3 Source: Gartner, October 2013

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Q3 2013 Processor Unit Shipment Analysis
Processor Family	Unit Shipments	Market	Unit Shipments
ARM7	27%	Mobile	48%
ARM9	16%	Enterprise	18%
ARM11	4%	Home	5%
Cortex-A	18%	Embedded	29%
Cortex-R	4%
Cortex-M	31%

PIPD royalties
Royalties are recognised one quarter in arrears with royalties in Q3 generated from wafer shipments in Q2. PIPD royalties in Q3 2013 were $15.1 million, up 6% year-on-year.

People
At 30 September 2013, ARM had 2,756 full-time employees, a net increase of 364 since the start of the year.  Most of these new employees are engineers joining ARM’s processor R&D teams. At the end of Q3, the group had 1,137 employees based in the UK, 652 in the US, 345 in Continental Europe, 398 in India and 224 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2012 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2012 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; we depend largely on a small number of customers and products; failure by ARM to achieve the performance under a license or failure of a customer to make an obligated milestone payment could materially impact our revenues; we operate in an intensely competitive industry and our customers may choose to use their own or competing technology; ARM has grown its operations significantly over recent years and ARM’s business could be adversely impacted if these changes are not managed successfully; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; and an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	30 September	31 December
	2013	2012
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	71.6	46.3
Short-term deposits	495.4	340.0
Fair value of currency exchange contracts	5.3	1.4
Accounts receivable	113.1	124.5
Available-for-sale financial assets (see note 4)	62.0	−
Prepaid expenses and other assets (see note 4)	36.4	135.6
Current tax assets	4.1	13.9
Inventories: finished goods	2.7	2.3
Total current assets	790.6	664.0

Non-current assets:
Long-term deposits	110.1	141.3
Loans and receivables	2.2	2.1
Available-for-sale financial assets	14.4	13.8
Investment in joint venture	7.0	6.8
Prepaid expenses and other assets	1.7	2.0
Property, plant and equipment	35.5	36.1
Goodwill	527.8	519.4
Other intangible assets (see note 4)	69.5	11.2
Deferred tax assets	52.6	70.1
Total non-current assets	820.8	802.8

Total assets	1,611.4	1,466.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	7.6	5.9
Embedded derivatives	5.7	2.5
Accrued and other liabilities (see note 3)	76.6	79.3
Finance lease liabilities	2.7	2.9
Current tax liabilities	−	16.6
Deferred revenue	146.3	126.4
Total current liabilities	238.9	233.6

Non-current liabilities:
Deferred tax liabilities	0.7	−
Finance lease liabilities	2.4	2.9
Deferred revenue	37.6	24.2
Total non-current liabilities	40.7	27.1
Total liabilities	279.6	260.7

Net assets	1,331.8	1,206.1

Capital and reserves attributable to owners of the Company
Share capital	0.7	0.7
Share premium account	15.9	12.2
Capital reserve	354.3	354.3
Share option reserve	61.4	61.4
Retained earnings	826.9	703.3
Cumulative translation adjustment	72.6	74.2
Total equity	1,331.8	1,206.1

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2013	30 September 2012	30 September 2013	30 September 2012
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Revenues	184.0	144.6	525.5	412.7

Cost of revenues	(9.5)	(8.3)	(30.0)	(23.3)

Gross profit	174.5	136.3	495.5	389.4

Research and development	(49.9)	(39.6)	(149.1)	(120.0)
Sales and marketing	(22.5)	(17.6)	(64.7)	(51.7)
General and administrative	(35.8)	(27.4)	(137.8)	(66.3)
Total operating expenses, net	(108.2)	(84.6)	(351.6)	(238.0)

Profit from operations	66.3	51.7	143.9	151.4

Investment income, net	3.2	3.6	10.0	10.2
Share of results of joint venture	(1.2)	−	(3.5)	−

Profit before tax	68.3	55.3	150.4	161.6
Tax	(19.8)	(14.0)	(39.4)	(43.3)

Profit for the period	48.5	41.3	111.0	118.3

Earnings per share
Basic and diluted earnings	48.5	41.3	111.0	118.3

Number of shares (millions)
Basic weighted average number of shares	1,398.5	1,378.1	1,395.2	1,373.4
Effect of dilutive securities: Share options and awards	12.9	17.8	14.6	20.2
Diluted weighted average number of shares	1,411.4	1,395.9	1,409.8	1,393.6

Basic EPS (pence)	3.5	3.0	8.0	8.6
Diluted EPS (pence)	3.4	3.0	7.9	8.5

Diluted earnings per ADS (cents)	16.7	14.3	38.3	41.1

All activities relate to continuing operations.
All of the profit for the period is attributable to the owners of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	30 September 2013	30 September 2012	30 September 2013	30 September 2012
	Unaudited	Unaudited	Unaudited	Unaudited
	£m	£m	£m	£m

Profit for the period	48.5	41.3	111.0	118.3
Other comprehensive losses:
Unrealised holding loss on available-for-sale financial asset (net of tax of £nil)*	−	(1.0)	−	−
Currency translation adjustment*	(43.0)	(16.7)	(1.6)	(22.9)
Other comprehensive loss for the period	(43.0)	(17.7)	(1.6)	(22.9)
Total comprehensive income for the period	5.5	23.6	109.4	95.4

*These items may be reclassified to profit or loss if certain conditions are met.

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share		Reval-	Cumulative
	Share	premium	Capital	option	Retained	-uation	translation
	capital	account	reserve *	reserve**	earnings	reserve	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2012 (audited)	0.7	6.6	351.6	61.4	539.7	0.3	100.9	1,061.2
Profit for the period	−	−	−	−	118.3	−	−	118.3
Other comprehensive losses:
Currency translation adjustment	−	−	−	−	−	−	(22.9)	(22.9)
Total comprehensive income/(loss) for the nine month period	−	−	−	−	118.3	−	(22.9)	95.4
Shares issued on exercise of share options and awards	−	4.8	−	−	−	−	−	4.8
Dividends	−	−	−	−	(28.8)	−	−	(28.8)
Credit in respect of employee share schemes	−	−	−	−	26.5	−	−	26.5
Movement on tax arising on share options and awards	−	−	−	−	3.3	−	−	3.3
Refund of costs related to share issue ***	−	−	2.7	−	−	−	−	2.7
	−	4.8	2.7	−	1.0	−	−	8.5
At 30 September 2012 (unaudited)	0.7	11.4	354.3	61.4	659.0	0.3	78.0	1,165.1

At 1 January 2013 (audited)	0.7	12.2	354.3	61.4	703.3	−	74.2	1,206.1
Profit for the period	−	−	−	−	111.0	−	−	111.0
Other comprehensive losses:
Currency translation adjustment	−	−	−	−	−	−	(1.6)	(1.6)
Total comprehensive income/(loss) for nine month period	−	−	−	−	111.0	−	(1.6)	109.4
Shares issued on exercise of share options and awards	−	3.7	−	−	−	−	−	3.7
Dividends	−	−	−	−	(39.5)	−	−	(39.5)
Credit in respect of employee share schemes	−	−	−	−	42.8	−	−	42.8
Movement on tax arising on share options and awards	−	−	−	−	9.3	−	−	9.3
	−	3.7	−	−	12.6	−	−	16.3
At 30 September 2013 (unaudited)	0.7	15.9	354.3	61.4	826.9	−	72.6	1,331.8

*     Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985.  This capital reserve is clearly distinguished from the share premium arising on shares issued.

**    Share option reserve.  The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

***  Refund of costs related to share issue.  During 2012, it was confirmed by HMRC that they would not challenge a ruling that the stamp duty incurred on the issue of shares of a UK company to a depositary of clearance system outside the EU was in breach of EU law. ARM was therefore able to claim a full refund of £2.7 million for stamp duty incurred on the issue of shares for the acquisition of Artisan Components Inc. in 2004.

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Notes to the Financial Information

(1) Basis of preparation
The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2012 with the exception of government grants as described below) comprises the consolidated balance sheets at 30 September 2013 and 31 December 2012, consolidated income statements and consolidated statements of comprehensive income for the three months and nine months ended 30 September 2013 and 2012, and consolidated statements of changes in shareholders’ equity for the nine months ended 30 September 2013 and 2012, together with related notes.  This condensed set of consolidated interim financial information for the nine months ended 30 September 2013 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2012, which have been prepared in accordance with IFRSs as adopted by the European Union.

Government grants
Grants in respect of specific research and development projects are recognised as receivable when there is reasonable assurance that they will be received and the conditions to obtain them have been complied with. They are credited to the income statement in the same period as the related research and development costs for which the grant is compensating. The grant income is presented as a deduction from the related expense.

(2) Share-based payment costs
Included within the consolidated income statement for the quarter ended 30 September 2013 are total share-based payment costs (including related payroll taxes) of £19.3 million (2012: £11.1 million), allocated £0.5 million (2012: £0.5 million) in cost of revenues, £11.8 million (2012: £6.1 million) in research and development expenses, £3.0 million (2012: £1.8 million) in sales and marketing expenses and £4.0 million (2012: £2.7 million) in general and administrative expenses.

Included within the consolidated income statement for the nine months ended 30 September 2013 are total share-based payment costs (including related payroll taxes) of £54.0 million (2012: £29.2 million), allocated £1.5 million (2012: £1.4 million) in cost of revenues, £32.7 million (2012: £17.6 million) in research and development expenses, £8.9 million (2012: £5.1 million) in sales and marketing expenses and £10.9 million (2012: £5.1 million) in general and administrative expenses.

(3) Accrued and other liabilities
Included within accrued and other liabilities at 30 September 2013 are £11.8 million (31 December 2012: £16.5 million) relating to the provision for payroll taxes on share awards, and £19.5 million (31 December 2012: £23.8 million) relating to employee bonus and sales commission provisions.

(4) Available-for sale financial assets, prepaid expenses and other assets, and other intangible assets
Prepaid expenses and other assets at 31 December 2012 included an advance payment amounting to £103.7 million, being the Group’s contribution to a consortium to acquire rights to MIPS Technologies, Inc’s portfolio of patents. This transaction was completed on 6 February 2013. Of the Group’s total contribution, £62.1 million (after translation at 30 September 2013 exchange rates) has been classified within current available-for-sale financial assets and £38.6 million (after amortisation to 30 September 2013) has been classified within other intangible assets.  The available-for-sale financial asset represents the right to receive cash from the Group's financial interest in the consortium.  The other intangible asset consists of intellectual property rights that are being amortised over a period of eight and a half years, being the average remaining life of the underlying patent portfolio.

The allocation of the Group’s total contribution between available-for-sale financial asset and intangible asset reflected, primarily, ARM’s initial expectations of future cash flows from its financial interest in the consortium.  Various alternative mechanisms for realising ARM’s financial interest in the consortium are under consideration, which might, in future quarters, give rise to changes in the relative and absolute carrying value of the elements.

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(5) Acquisition
On 19 July 2013, the Group purchased the entire share capital of Sensinode Oy for $11.7 million. This purchase has been accounted for as an acquisition.

Sensinode, a company based in Oulu, Finland, is a provider of software technology for the Internet of Things (IoT). Sensinode is a pioneer in software for low cost low power internet connected devices and has been a key contributor to open standards for IoT. This acquisition enables Sensinode’s expertise and technology to be accessible to the ARM Partnership and through the ARM mbed project it will enable rapid deployment of new and innovative IoT applications.

For these reasons, combined with the ability to hire the workforce of Sensinode, including the founders and the management team, the Group paid a premium for the company giving rise to goodwill.  All intangible assets were recognised at their fair values, with the residual excess over net assets being recognised as goodwill.

The following table summarises the consideration and provisional fair values of the assets acquired and liabilities assumed as at 19 July 2013.

	£m	$m

Cash, accounts receivable and other current assets	0.4	0.5
Intangible assets	2.8	4.3
Accrued and other liabilities	(0.5)	(0.8)
Loans payable	(1.1)	(1.6)
Deferred tax liabilities	(0.7)	(1.0)
Net assets acquired	0.9	1.4
Goodwill	6.8	10.3
Consideration	7.7	11.7

The consideration was all paid in cash.  All transaction expenses incurred by the Group have been charged to the income statement.

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(6) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, intangible amortisation, share-based payment costs, share of results of joint venture, profit/(loss) on disposal and impairment of available-for-sale financial assets, IP Indemnity and similar charges, and Linaro-related charges.  Full reconciliations of Q3 2013, Q3 2012, 9M 2013 and 9M 2012, are shown in notes 6.13 to 6.16.  All figures in £millions unless otherwise stated.

Summary normalised figures	Q3 2013	Q3 2012	Q2 2013	9M 2013	9M 2012

Revenues	184.0	144.6	171.2	525.5	412.7
Revenues ($m)	286.7	227.9	264.3	814.9	650.3

Gross margin	95.1%	94.6%	94.3%	94.6%	94.7%
Operating expenses	85.6	72.3	78.2	238.4	204.4
Profit from operations	89.4	64.5	83.2	258.6	186.4
Operating margin	48.6%	44.6%	48.6%	49.2%	45.2%

Profit before tax	92.6	68.1	86.6	268.6	196.6
Earnings per share (diluted)	5.11	3.71p	4.89p	15.30p	10.63p

Net cash	670.5	477.9	613.1	670.5	477.9
Cash generation	111.6	88.0	96.3	266.6	193.3

	(6.1)	(6.2)	(6.3)	(6.4)	(6.5)
	Q3 2013	Q3 2012	Q2 2013	9M 2013	9M 2012

Revenues (£m)	184.0	144.6	171.2	525.5	412.7
ARM’s effective exchange rate ($/£)	1.56	1.58	1.54	1.55	1.58
Revenues ($m)	286.7	227.9	264.3	814.9	650.3

	(6.6)	(6.7)
	30 September 2013	31 December 2012

Cash and cash equivalents	71.6	46.3
Short-term deposits	495.4	340.0
Long-term deposits	110.1	141.3
Less: Interest accrued	(6.6)	(7.4)

Total net cash	670.5	520.2

	(6.8)	(6.9)	(6.10)	(6.11)	(6.12)
	Q3 2013	Q3 2012	Q2 2013	9M 2013	9M 2012

Normalised cash at end of period (as above)	670.5	477.9	613.1	670.5	477.9
Less: Normalised cash at beginning of period	(613.1)	(495.9)	(562.4)	(520.2)	(424.0)
Add back: Cash outflow from advance payment (see note 4)	−	104.5	−	−	104.5
Add back: Cash (inflow)/outflow from investments and acquisitions (net of cash acquired and advance for loans)	8.4	0.1	0.5	12.3	(9.0)
Add back: Cash outflow from investment in joint venture	−	−	3.7	3.7	−
Add back: Cash outflow from acquisition-related charges	2.8	2.7	0.1	4.1	3.3
Add back: Cash outflow from payment of dividends	−	−	39.5	39.5	28.8
Add back: Cash outflow from share-based payroll taxes	1.2	0.3	1.2	16.0	14.0
Add back: Cash outflow from payments related to Linaro	0.9	0.9	0.9	2.6	2.6
Add back: Cash outflow from IP indemnity and similar charges	41.8	−	−	41.8	−
Less: Cash inflow from exercise of share options and awards	(0.9)	(2.5)	(0.3)	(3.7)	(4.8)
Normalised cash generation	111.6	88.0	96.3	266.6	193.3

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(6.13) Normalised income statement for Q3 2013

	Normalised	Share-based payments	Normalised incl share- based payments	Intangible amortisation and acquisition- related charges	Impairment of available- for-sale financial assets	Share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	184.0	−	184.0	−	−	−	184.0

Cost of revenues	(9.0)	(0.5)	(9.5)	−	−	−	(9.5)

Gross profit	175.0	(0.5)	174.5	−	−	−	174.5

Research and development	(35.7)	(11.8)	(47.5)	(2.4)	−	−	(49.9)
Sales and marketing	(19.3)	(3.0)	(22.3)	(0.2)	−	−	(22.5)
General and administrative	(30.6)	(4.0)	(34.6)	(0.8)	(0.4)	−	(35.8)
Total operating expenses	(85.6)	(18.8)	(104.4)	(3.4)	(0.4)	−	(108.2)

Profit from operations	89.4	(19.3)	70.1	(3.4)	(0.4)	−	66.3

Investment income, net	3.2	−	3.2	−	−	−	3.2
Share of results of joint venture	−	−	−	−	−	(1.2)	(1.2)

Profit before tax	92.6	(19.3)	73.3	(3.4)	(0.4)	(1.2)	68.3
Tax	(20.4)	(0.3)	(20.7)	0.9	−	−	(19.8)

Profit for the period	72.2	(19.6)	52.6	(2.5)	(0.4)	(1.2)	48.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,411.4		1,411.4				1,411.4
Earnings per share – pence	5.11		3.73				3.44

ADSs outstanding (millions)	470.5		470.5				470.5
Earnings per ADS – cents	24.84		18.11				16.72

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(6.14) Normalised income statement for Q3 2012

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Acquisition -related charges	IFRS
	£m	£m	£m	£m	£m	£m

Revenues	144.6	−	144.6	−	−	144.6

Cost of revenues	(7.8)	(0.5)	(8.3)	−	−	(8.3)

Gross profit	136.8	(0.5)	136.3	−	−	136.3

Research and development	(32.2)	(6.1)	(38.3)	(0.6)	(0.7)	(39.6)
Sales and marketing	(15.6)	(1.8)	(17.4)	(0.1)	(0.1)	(17.6)
General and administrative	(24.5)	(2.7)	(27.2)	−	(0.2)	(27.4)
Total operating expenses	(72.3)	(10.6)	(82.9)	(0.7)	(1.0)	(84.6)

Profit from operations	64.5	(11.1)	53.4	(0.7)	(1.0)	51.7

Investment income, net	3.6	−	3.6	−	−	3.6

Profit before tax	68.1	(11.1)	57.0	(0.7)	(1.0)	55.3
Tax	(16.3)	1.8	(14.5)	0.2	0.3	(14.0)

Profit for the period	51.8	(9.3)	42.5	(0.5)	(0.7)	41.3

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,395.9		1,395.9			1,395.9
Earnings per share – pence	3.71		3.05			2.96

ADSs outstanding (millions)	465.3		465.3			465.3
Earnings per ADS – cents	17.96		14.75			14.35

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(6.15) Normalised income statement for 9M 2013

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion and acquisition related charges	Impair- ment of available- for-sale financial assets	IP indemnity and similar charges	Linaro related charges and share of results of joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	525.5	−	525.5	−	−	−	−	525.5

Cost of revenues	(28.5)	(1.5)	(30.0)	−	−	−	−	(30.0)

Gross profit	497.0	(1.5)	495.5	−	−	−	−	495.5

Research and development	(109.4)	(32.7)	(142.1)	(7.0)	−	−	−	(149.1)
Sales and marketing	(55.4)	(8.9)	(64.3)	(0.4)	−	−	−	(64.7)
General and administrative	(73.6)	(10.9)	(84.5)	(1.3)	(3.1)	(41.8)	(7.1)	(137.8)
Total operating expenses	(238.4)	(52.5)	(290.9)	(8.7)	(3.1)	(41.8)	(7.1)	(351.6)

Profit from operations	258.6	(54.0)	204.6	(8.7)	(3.1)	(41.8)	(7.1)	143.9

Investment income, net	10.0	−	10.0	−	−	−	−	10.0
Share of results of joint venture	−	−	−	−	−	−	(3.5)	(3.5)

Profit before tax	268.6	(54.0)	214.6	(8.7)	(3.1)	(41.8)	(10.6)	150.4
Tax	(53.0)	(0.2)	(53.2)	2.4	−	9.7	1.7	(39.4)

Profit for the period	215.6	(54.2)	161.4	(6.3)	(3.1)	(32.1)	(8.9)	111.0

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,409.8		1,409.8					1,409.8
Earnings per share – pence	15.30		11.45					7.87

ADSs outstanding (millions)	469.9		469.9					469.9
Earnings per ADS – cents	74.31		55.61					38.25

17 of 19

(6.16) Normalised income statement for 9M 2012

	Normalised	Share- based payments	Normalised incl share- based payments	Intangible amortisa- tion	Acquisition -related charges	Linaro -related charges	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	412.7	−	412.7	−	−	−	412.7

Cost of revenues	(21.9)	(1.4)	(23.3)	−	−	−	(23.3)

Gross profit	390.8	(1.4)	389.4	−	−	−	389.4

Research and development	(97.2)	(17.6)	(114.8)	(1.7)	(3.5)	−	(120.0)
Sales and marketing	(45.9)	(5.1)	(51.0)	(0.4)	(0.3)	−	(51.7)
General and administrative	(61.3)	(5.1)	(66.4)	-	(0.5)	0.6	(66.3)
Total operating expenses	(204.4)	(27.8)	(232.2)	(2.1)	(4.3)	0.6	(238.0)

Profit from operations	186.4	(29.2)	157.2	(2.1)	(4.3)	0.6	151.4

Investment income, net	10.2	−	10.2	−		−	10.2

Profit before tax	196.6	(29.2)	167.4	(2.1)	(4.3)	0.6	161.6
Tax	(48.4)	2.8	(45.6)	0.7	1.4	0.2	(43.3)

Profit for the period	148.2	(26.4)	121.8	(1.4)	(2.9)	0.8	118.3

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,393.6		1,393.6				1,393.6
Earnings per share – pence	10.63		8.74				8.48

ADSs outstanding (millions)	464.5		464.5				464.5
Earnings per ADS – cents	51.51		42.32				41.10

18 of 19

Notes

The results shown for Q3 2013, Q2 2013, Q3 2012, 9M 2013, and 9M 2012 are unaudited. The results shown for FY 2012 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2012 were approved by the Board of directors on 27 February 2013 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q3 2013 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2012 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2012.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of acquisitions, unforeseen liabilities arising from acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2012 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM, Artisan, AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS, ARM Sweden AB, and ARM Finland Oy.

19 of 19

Item 6

ARM Targets Automotive and Industrial Control Markets with New Architecture

ARMv8-R Architecture brings new capabilities to Embedded System Control and Safety Applications

WHAT: ARM has disclosed technical details of its new ARMv8-R architecture for real-time embedded processors for use in automotive electronics and other integrated safety and control applications.  The ARMv8-R architecture builds on the rich heritage of the 32-bit ARMv7-R architecture used for the company’s market-leading Cortex®-R series of real time processors and complements the ARMv8-A architecture announced in 2011.

The ARMv8-R architecture specification will significantly enhance ARM’s real time 32-bit processor solutions with new features to expand their functionality and capability to meet for rapidly-evolving market requirements. In particular, processors implementing the ARMv8-R architecture will be suitable for the rapidly-expanding number of safety-related applications in automotive and industrial control.

A key innovation within the ARMv8-R architecture is the introduction of a ‘bare metal’ Hypervisor mode which enables programmers to combine different operating systems, applications and real-time tasks on a single processor whilst ensuring strict isolation between them.  This facilitates software consolidation and re-use which will accelerate time-to-market and reduce development costs.

In addition, the ARMv8-R architecture will enable overall improvements in software quality and will support increasingly sophisticated embedded programming techniques such as model-based automated code generation.

The deployment of ARMv8-R architecture will reduce costs, increase efficiency and improve performance of embedded systems to support emerging automotive applications such as Advanced Driver Assistance Systems and Vehicle to Vehicle communications as well as factory automation applications and Human-Machine Interface.  For example, a microcontroller incorporating an ARMv8-R processor could host Linux for graphical management and networking functions together with real-time operating system workloads such as motor control.

The ARMv8-R architecture also permits coexistence of both virtual memory and protected memory systems on the same processor enabling an Operating System using memory management, such as Linux, to be integrated with a Real Time Operating System.  Ecosystem support for the ARMv8-R architecture is anticipated in a number of Operating System products including INTEGRITY® from Green Hills Software, Nucleus® from Mentor Graphics, and eT-Kernel from eSOL. These integrated hardware and software solutions will be capable of supporting stringent automotive and industrial interoperability and safety standards, including AUTOSAR, ISO 26262 and IEC 61508.

Other ARMv8-R architecture features include:

- Improved memory protection scheme which substantially reduces context switching time

- ARM NEON™ advanced SIMD instructions for significantly improved image signal processing tasks

- Instructions carried over from the ARMv8-A architecture such as CRC (Cyclic Redundancy Check) for use in detecting the corruption of program code or data.

In support of the introduction of the ARMv8-R architecture, ARM is working to ensure a robust design ecosystem to support the new features. The DS-5 ARM tools and Fast Models already support the ARMv8-A architecture, and support for the ARMv8-R architecture will be available to lead partners Q3’14.  In addition timed models, automotive simulation system level tools and mechanical and electronic modelling tools are being developed by EDA partners in advance of silicon.

WHERE: Details of the new architecture will be disclosed at the ARM TechCon, Santa Clara, US (Tuesday 29th – Thursday 31st October 2013)

WHEN: The ARMv8-R architecture specification will be available to partners under license.  ARM processors which implement the new architecture are in development and details of these will be disclosed at a later date

FURTHER INFORMATION: A white paper containing details of the new architecture can be found here: www.arm.com/files/pdf/ARMv8R__Architecture_Oct13.pdf

SUPPORTING QUOTES:

:eSOL

"eSOL has been providing competitive solutions using eSOL's strong OS technology optimized for ARM processors, for many years, and we look forward to providing support for processors based on the new ARMv8-R architecture when they appear," said Hiroaki Kamikura, general manager, Embedded Products Division, eSOL. "We consider ourselves as one of the very few real-time OS-centered software vendors who has deep skills and knowledge both in automotive information and control systems, key markets to be addressed by the ARMv8-R architecture. We expect our eT-Kernel real-time OS and its dedicated IDE to be certified for ISO 26262 automotive functional safety standard in the second quarter in 2014."

Green Hills Software

"The evolution to support concurrent general-purpose and real-time operating systems is a significant development for ARM architecture and the ARM ecosystem,” said David Kleidermacher, chief technology officer, Green Hills Software. “The combination of Green Hills Software’s virtualization technology and ARMv8-R will provide a powerful foundation for next generation real-time and safety-critical electronic products."

Mentor:

“Mentor’s support of the ARMv8-R architecture will enable both ARM licensees and embedded developers to create innovative solutions for automotive, industrial, and safety-critical applications,” said Glenn Perry, General Manager of Mentor Graphics Embedded Software Division. “Our mutual customers can make use of this innovative architecture ahead of silicon availability through virtual prototypes and also when ARMv8-R based devices are available with the small footprint, power-efficient Nucleus RTOS, Mentor Embedded Linux, virtualization technologies, AUTOSAR solutions and Sourcery CodeBench tools.”

Synopsys:

“We look forward to providing VDKs (Virtualizer Development Kits) for ARMv8-R-based architecture designs to enable automotive and industrial developers to accelerate software development, system integration and fault testing for a broad range of applications,” said John Koeter, vice president of marketing for IP and systems at Synopsys. “By extending our VDK support, which already covers all existing ARMv7 and ARMv8-A architectures, to include the ARMv8-R architecture, Synopsys is enabling companies to start development earlier, improve developer productivity and mitigate development risks associated with the increasing software content and the need to ensure reliability through safety standards such as ISO 26262.”

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM
ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 7

Spreadtrum Selects ARM Artisan Physical IP and POP IP for 28nm SoC Development

Cambridge, UK and Shanghai, PRC, October 24, 2013 - ARM and Spreadtrum, a leading fabless semiconductor provider in China, today announced a sweeping license agreement providing Spreadtrum with the full range of ARM® Artisan® physical IP, including POP™ IP, for the broad range of IC foundry and process varieties of 28nm that ARM supports to deliver the most flexible manufacturing options. The license agreement gives Spreadtrum access to ARM Artisan standard cells, next-generation memory compilers and POP IP for ARM Cortex® processors and Mali™ GPUs. ARM Artisan physical IP and POP IP will help provide the foundation to accelerate Spreadtrum’s development of their low-power mobile phone SoCs.

By providing comprehensive physical IP platforms for 28nm process technology, ARM supports customers targeting a wide range of applications including mobile phone, enterprise, tablet, DTV, wireless and consumer.

“Selecting ARM Artisan physical IP and POP IP for our SoC designs targeting 28nm process technologies was a natural extension of our successful collaboration on 40nm,” said Dr. Leo Li, chairman and CEO of Spreadtrum. "It is great to know that no matter which foundry or process we select for our future 28nm SoC development, Spreadtrum can have the confidence of using Artisan physical IP and POP IP for the fastest time-to-market.”

“Spreadtrum’s strong growth in the mobile phone market over the past several years is testament to the high performance and low power of its SoC products,” said Dr. Dipesh Patel, executive vice president and general manager, Physical IP Division, ARM. “ARM is excited about this opportunity to enable Spreadtrum’s next-generation of products with market-leading performance and provide a variety of flexible foundry options to bring them to market in the shortest time possible.”

ARM’s physical IP platform for 28nm includes high-density and high-performance Artisan standard cell libraries, with a power management kit for optimizing dynamic voltage and frequency scaling. The platform also includes a wide range of Artisan next-generation memory compilers with single-port and dual-port SRAM compilers, one- and two-port register file compilers and ROM compilers with high-speed, high-density and ultra-high density options.

POP IP technology comprises three key elements necessary for optimized ARM processor implementation. These include Artisan physical IP logic libraries and memory instances tuned for a given ARM core and process technology, comprehensive benchmarking reports pinpointing conditions and results ARM achieved for core implementation, and detailed POP implementation knowledge and methodologies used to reach positive results that enable end customers to achieve successful implementation quickly with minimized risk. POP IP products are available from 40nm to 28nm, with roadmap down to 16/14nm process technology for a wide range of Cortex-A series CPU and Mali GPU products.

About Spreadtrum Communications, Inc.
Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum's solutions combine its highly integrated, power-

efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

About ARM
ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARMs comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the companys broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

Find out more about ARM by following these links:
ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix

ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ENDS

ARM, Artisan and Cortex are registered trademarks of ARM Limited. Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium Services BVBA; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway AS and ARM Sweden AB.

Press Contact
Phil Hughes
Email: phil.hughes@arm.com
Tel: +1 512 330 1844

Item 8

Announcement of dealings by a Director

ARM Holdings plc (the "Company") announces the following dealings in the Company's shares by a Director as set out in the table below:

Name	Number of shares sold	Date	Sale price (pence per share)	Total resultant shareholding
Philip Rowley Independent Non-Executive Director	10,000	25.10.2013	981.5p	40,000

Item 9

Announcement of dealing by a PDMR

ARM Holdings plc (the "Company") announces that Graham Budd, who is a PDMR of the Company, gave 30,000 shares to a charitable trust.  His total resultant shareholding is 281,875 shares.

Item 10

MEDIA ALERT: ARM Extends Its Flagship DS-5 Development Studio for
RTOS Development

Product family accelerates deployment of ARM-based products ranging from the Internet of Things to 64-bit servers.

WHAT: ARM® announces the availability of ARM DS-5 Development Studio version 5.16, which adds support for debug and optimization of embedded software based on real-time operating systems (RTOS). The new features in DS-5 Development Studio make it the only tool suite in the market supporting code generation, debug and performance analysis for any ARM Cortex® processor, including the latest ARM Cortex-A50 series, running bare metal, RTOS or Linux-based software stacks. The new DS-5 Streamline performance analyzer for microcontrollers (MCU) puts functionality previously only available for application processors running Linux or Android™ systems in the hands of RTOS users. Using standard trace technology available in nearly all Cortex-M3 and Cortex-M4 processor-based microcontrollers, the tool collects RTOS task activity, hardware performance counters, software events and samples of the program counter. Results are then presented as a set of reports that enable developers to quickly understand the relationships and dependencies between their software and the underlying hardware.

For instance, Streamline makes it easy to analyze which peripherals generate interrupts and which conditions cause spikes in exception handling time. Additionally, its software profiling capability highlights areas of the code that dominate processor cycles, known as hotspots.

The DS-5 Debugger has been extended to include operating system awareness beyond Linux and Android, covering a range of popular RTOS that include Keil RTX, FreeRTOS, Freescale® MQX™, Micrium uC/OS-III and Express Logic ThreadX. Developed in collaboration with our RTOS partners, DS-5 built-in OS awareness simplifies and accelerates the software development cycle by providing great visibility into tasks and kernel structures. The DS-5 Debugger can be used for RTOS development on virtual platforms based around ARM Fast Models, and on hardware when connected to the ARM DSTREAM™ debug and trace unit or the ARM® Keil® ULINKpro™ family.”

WHERE: ARM will be demonstrating DS-5 Development Studio at TechCon on October 30th and 31st at the Santa Clara Convention Center in Santa Clara, booth #300.

WHEN: DS-5 Debugger and DS-5 Streamline, including Streamline for MCU beta, are components of DS-5 Professional Edition version 5.16. A free, fully featured 30-day evaluation is available for download from http://ds.arm.com.

Until December 31st customers purchasing DS-5 Professional Edition are entitled to 50% discount on the new ULINKpro D debug unit. Learn more.

WHO: ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age

The secrets of success from the Connected Community surrounding ARM
ARM website: http://www.arm.com
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

PARTNER QUOTES

“The heterogeneous processing architecture of the Freescale® Vybrid™ controller solutions has been especially designed to simplify the development of applications that require both rich OS capabilities and real-time response,” said Michael Norman, Software and Tools Technical Marketing Manager, Microcontroller business, Freescale Semiconductor. “We are delighted to know that our customers have the best of both worlds in the ARM DS-5 Development Studio, making it easy to develop Linux systems on the Cortex-A5 and Freescale MQX RTOS on the Cortex-M4.”

“The integration of the Micrium uC/Probe - Graphical Live WatchTM interface in ARM DS-5 enables our common customers to efficiently develop any Cortex-M-based products much faster than ever before”, said Jean Labrosse, President and CEO, Micrium. “We estimate that this joint solution can cut down as much as 20% of debugging time as a result of uC/Probe’s deep visibility into a running systems.”

“We are very happy to collaborate with ARM to bring to market built-in support for our ThreadX RTOS in DS-5”, said William E. Lamie, President/CEO of Express Logic. “The result is easier and faster software development for ThreadX-based applications on ARM processors, using DS-5.”

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Phil Hughes Email: phil.hughes@arm.com Tel: +1 512 330 1844

Item 11

ARM and Nordic Semiconductor Partner to Accelerate Development of Bluetooth
Low Energy-Enabled Devices

Nordic’s Bluetooth low energy solutions join the ARM mbed project to enable the next generation of internet-connected products across fast-growing markets such as wearables, fitness, toys and healthcare

28 October 2013, mbed™ Connect Summit, SANTA CLARA, Calif.:  ARM®, the world’s leading semiconductor IP company and Nordic Semiconductor, an ultra-low power radio frequency (RF) specialist, today announced an agreement to incorporate Bluetooth® Low Energy (BLE) solutions with the ARM mbed™ IoT device development platform. This collaboration will enable developers to quickly and easily create new Bluetooth-connected devices and applications that leverage Nordic’s system on chips (SoCs) which are based on the ARM Cortex®-M processor series.

As ARM mbed helps the Internet of Things to become a reality, there is a significant opportunity for ultra-low power Bluetooth chips that connect intelligent products with their owners’ smartphones and tablets, and can run for years on small batteries at cost-sensitive price points. This agreement will help to drive the innovation and deployment of BLE-enabled devices in key growth markets including wearables, mobile accessories, fitness, toys, healthcare and consumer electronics.

“There is an immense market opportunity to connect new generations of physical devices such as toys and wearables with mobile devices, and shape the interactive user experience,” commented Nick Hunn, chief technology officer at WiFore. “A key piece of technology enabling this growth will be Bluetooth Low Energy. Nordic Semiconductor provides the right solutions to address these hardware needs, and with support from the ARM mbed platform and development ecosystem, they will open their technology up to a vast new developer audience who can realize the potential of this technology.”

Having pioneered the ultra-low power (ULP) wireless sector in the 2000s, Nordic has developed ULP wireless chips that can run for long years on small batteries, which are the size of watch batteries. These chips are already found in products such as wireless PC peripherals, gaming controllers, sports and fitness sensors,  advanced multi-media controllers, and digital/satellite TV (set-top box) remote controls.

ARM mbed is a collaborative project providing hardware and software building blocks to developers for rapid development of ARM-based intelligent connected devices. This includes commerciallyfriendly open-source code for microcontrollers, radios, peripherals, middleware and cloud services. By supporting Nordic’s ARM-based Bluetooth SoCs and extending the platform to support Bluetooth smart APIs, ARM mbed allows developers to rapidly create Bluetooth connected products, demonstrate proof-of-concept and move quickly to high-volume production of devices.

“Nordic’s ultra-low power, wireless SoCs will help bring to life the next generation of internet-connected devices. ARM wants to give developers broad access to solutions that fuel the innovation and exciting diversity of devices that will characterize the Internet of Things,” said John Cornish, executive vice president and general manager, System Design Division, ARM. “ARM will continue to work with its partners to ensure that the right ecosystem of tools and technology is in place for a diverse professional developer audience to create smart, connected products.”

“The Internet of Things will be powered by small, ultra low power SoCs that need to be cost-effective for the consumer opportunities, and this agreement brings together two technology leaders to get these solutions into developers’ hands more efficiently,” said Svenn Tore Larsen, chief executive officer, Nordic Semiconductor. “We are excited to be teaming with ARM to deliver important BLE solutions based on the industry-standard Cortex-M processor family through the mbed platform, so that developers can move quickly to innovate with this technology.”

Find out more and get involved at http://mbed.org/ble

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age

The secrets of success from the Connected Community surrounding ARM
ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

About Nordic Semiconductor

Nordic Semiconductor ('Nordic') is a fabless semiconductor company specializing in ultra low power (ULP) short-range wireless communication in the license-free 2.4GHz and sub-1-GHz Industrial, Scientific and Medical (ISM) bands. Nordic is a Norwegian public company listed on the Oslo stock exchange (OSE: NOD).

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

Item 12

Announcement of Acquisition of Shares

ARM Holdings plc (the "Company") announces that on 23 October 2013 certain directors and PDMRs acquired shares in the Company through automatic reinvestment of dividends on shares that previously vested under the Long Term Incentive Plan or the Deferred Annual Bonus Plan and are still held in the administrator's account.

The total holdings of these directors and PDMRs after these additions are as follows:

Name	Role	Number of shares acquired*	Total number of shares now held
Simon Segars	CEO	620	479,947
Tim Score	CFO	1,404	742,218
Mike Muller	CTO	1,082	1,340,774
Patricia Alsop	PDMR	131	104,025
John Cornish	PDMR	28	44,997
Philip David	PDMR	69	35,280
Ian Drew	PDMR	166	82,052
Dipesh Patel	PDMR	114	69,549
Antonio Viana	PDMR	115	54,806

* rounded to nearest whole number

The price paid for the shares acquired through dividend reinvestment was 996.02 pence per share.

ENDS

Item 13

ARM Announces Complete Suite of Graphics Processing Technology

LG Electronics, MediaTek, Rockchip and Samsung are among the Lead Licensees for Latest ARM Mali Offerings which Deliver Superior Graphics and GPU Compute Leadership

29 October, 2013: CAMBRIDGE, UK – ARM (LSE: ARM; Nasdaq: ARMH) today unveiled new additions to its Mali™ GPU family, the industry’s most widely-licensed GPU IP, which scales the entire product stack from premium mobile devices to cost-optimized smartphones. The ARM Mali-T760 GPU delivers unmatched levels of performance within the increasingly constrained thermal envelopes associated with high-end tablets and smartphones. The ARM Mali-T720 GPU is uniquely designed for System on Chip (SoC) providers servicing high-growth markets, the success of which is characterized by reduced time to market and lower manufacturing costs. Lead licensees for the new ARM Mali GPUs include MediaTek, Rockchip, Samsung and LG Electronics whose lead license was announced May this year.

“ARM Mali GPUs unit shipments have increased by more than 10x over the past two years and it is the unquestioned leader in Android devices today,” said Pete Hutton, executive vice president and general manager, Media Processing Division, ARM. “The Mali-T700 Series family builds on our industry leadership in balancing power, area and functionality while incorporating new energy-saving features at the high-end and matching the time-to-market dynamics of the low-end. This combination gives our SoC partners a competitive edge, without compromising on performance and energy-efficiency.”

Stunning Visual Performance-Per-Watt and Industry-Leading GPU Compute

The Mali-T760 GPU extends ARM’s high-end graphics and GPU compute roadmap to take premium mobile devices to the next level of user experience. Key benefits and features of the new ARM Mali-T760 GPU include:

▪	An increase in energy efficiency and performance of approximately 400 percent over the ARM Mali-T604 GPU;
▪	Scaling to 16 shader cores, which doubles the previous generation, plus an increase in both performance per shader core and overall performance;
▪
Reduction of internal and SoC bandwidth utilization, significantly reducing energy consumption, enabled by ARM Frame Buffer Compression (AFBC), and Smart Composition, delivering more than 50 percent reduction in total memory bandwidth utilization;

▪	Simplified implementation through reduced wire count and layout congestion for larger core count implementations, accelerating time to market;
▪	Part of a complete system story including ARM Cortex®-A processors and system coherency with ARM CoreLink™ CCI-400 Cache Coherent Interconnect;
▪	ARM POP™ IP for ARM Mali-T760 GPU will speed development and shorten implementation for market-leading performance implementations initially targeting TSMC 28HPM and TSMC 16FF process technologies.

A more in-depth look at the ARM Mali-T760 GPU can be found here.

Built for Android

Mali GPUs are found in more than 50 percent of Android tablets and more than 20 percent of Android smartphones. The ARM Mali-T720 GPU is specifically tuned for the Android operating system and is derived from the market-leading Mali GPU found in the Samsung Galaxy Note 3. The Mali-T720 GPU is a cost-optimized solution targeted at entry-level Android devices developed to reduce an OEMs’ manufacturing complexities and time-to-market.

Benefits and features of the new ARM Mali-T720 GPU include:

▪	Greater than 150 percent energy efficiency increase over the ARM Mali-400 GPU;
▪	Faster implementations achieved through high routing density and a simplified design;
▪	Die area reduction by almost 30 percent while increasing graphics performance above 50% over previous cost optimized graphics processors;
▪	Leading-edge APIs OpenGL® ES 3.0*, OpenCL™ and RenderScript APIs delivered to the low-end smartphone market for the first time;
▪	POP IP for ARM Mali-T720 GPU offers area-optimized implementations balancing low power and performance initially targeting TSMC 28HPM process technology.

More details on the ARM Mali-T720 GPU can be found here.

*Product is based on a published Khronos Specification, and is expected to pass the Khronos Conformance Testing Process. Current conformance status can be found at www.khronos.org/conformance

Partner Quotes

MediaTek

“MediaTek’s partnership with ARM runs deep and to-date we have shipped millions of SoCs with Mali GPUs into hundreds of different mobile devices,” said Johan Lodenius, chief marketing officer, MediaTek. ”We continue to further expand our value proposition to device-makers by offering the latest GPUs from ARM.”

Rockchip

“Rockchip services mass markets and consumers that demand the latest Android features and highest performance,” said Feng Chen, chief marketing officer, Rockchip. “The simplicity and feature rich design of the Mali-T760 GPU enables Rockchip to quickly bring new SoCs to market with the latest Android advantages in a wide range of mobile devices.”

Samsung

“Today, ARM Mali GPUs enable a stunning and aesthetic UI in many of Samsung Exynos Processors,” said Taehoon Kim, vice president of System LSI marketing, Samsung Electronics. “Mali GPUs continue to enhance the user experience on the mobile environment.”

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age

The secrets of success from the Connected Community surrounding ARM
ARM website: http://www.arm.com
ARM Connected Community: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Phil Hughes
Email: phil.hughes@arm.com
Tel: +1 512 330 1844

Item 14

ARM Launches Interactive Platform to Spark Collaboration and Innovation

Connected Community Program Evolves to Deepen Users’ Engagement with Industry Experts and the ARM Ecosystem

SANTA CLARA, CA - (October 29, 2013) - ARM (LSE: ARM; Nasdaq: ARMH) today at ARM® TechCon™ launched an interactive, online platform to make it easier to design around its architecture. The new interactive platform represents the next generation of the ARM Connected Community (CC) and is a hub where developers and design engineers can collaborate, discuss ideas and challenges, and stay updated on the latest news from ARM and its partner CC Teams.

The ARM ecosystem includes more than 1,000 partners, countless developers and engineers developing ARM-based solutions. Building on ARM’s existing global network of partners, this next-generation ARM Connected Community interactive platform combines unified access to partners, ARM engineers, other developers, forums, discussions, whitepapers and videos. The end result makes it easier to find information for ARM-based designs, applications and projects.

“With the rapid pace of innovation today, the interactive exchange of ideas and access to information are more critical than ever before,” said Ian Drew, chief marketing officer and executive vice president, ARM. “This interactive platform complements the existing ARM Connected Community program and provides a forum for meaningful discussion around ARM technologies and architecture. It will provide easier access to the ARM ecosystem, and has been created to address the massive growth opportunities across a range of markets and applications.”

The interactive platform comprises a series of sub-communities, known as “places”. Each place has moderators to work with subject-matter experts, advocates and developers to create content, engage with community members, and help drive discussion. In the first phase of the platform’s development, it focuses on the following areas:

Android– This place targets developers of devices or apps for Android™, and includes information including Android porting guides, reference platform details and Linux kernel data.

Embedded- This place will discuss the trends, products and platforms that serve a range of embedded markets across automotive, industrial, medical, home, agriculture and numerous other industries.

ARM Mali graphics- This is a place to ask questions, collaborate on projects and discuss the latest Mali™ GPU tools, drivers and development platforms.

ARM Cortex processors – This is the place to be for all things related to ARM Cortex® processors, whether you are an established developer, designer, SoC expert or just getting started on ARM.

Smart and Connected– This place focuses on mobile, computing, wearables and consumer electronics based on ARM technology.

SoC Implementation– This place delves into planning and designing SoCs, as conversations will cover design and implementation, technology challenges, manufacturing processes and physical IP.

ARM and Keil Tools– This place focuses on software development families that offer all the necessary solutions for every stage of the software development workflow – such as the ARM mbed™ development platform, DS-5™ embedded development tools and Keil™ MDK-ARM™ software development environment.

China– This place is completely in simplified Chinese and contains blogs, discussions, videos and whitepapers to help our Chinese developer community to design on the ARM architecture.

News– This place is the center for news and event information surrounding ARM and the ARM ecosystem.

Find a Partner– The partner directory collates profiles and product family information from the global network of more than 1,000 partner companies which provide solutions along the value chain for products based on the ARM architecture.

Anyone may visit the community, but to participate individuals are asked to register to join the conversation.

Partner Quotes: ARM Connected Community

"GPU compute as enabled by ARM Mali opens up exciting possibilities to implement next-generation imaging and video processing features in mobile devices. To achieve really outstanding user experiences will require management of algorithm complexity, implementation across CPU and GPU cores, hardware-specific optimizations and integration with external imaging subsystems. We see the ARM Connected Community interactive platform as an ideal forum for groups working to leverage their shared experiences and we intend to be an active contributor to online discussions."

- Michael Tusch, CEO, Apical

"As the industry heads to the digital age where collaboration and real-time information becomes a must for the design and development of ARM-based processors, it becomes crucial for engineers to have a variety of information at their finger tips. Atmel is excited to contribute to the new online ARM Connected Community to share our expertise in leading-edge technology and design tools."

- Steve Pancoast, Vice President of Microcontroller Software and Tools, Atmel Corporation

"Atrenta’s customers are designing some of the most complex SoCs in the world, and virtually all of these designs use some form of ARM IP. We are always looking for ways to collaborate with our customers to identify and share best design practices, and we are excited to be a part of the new online ARM Connected Community to further that goal."

- Piyush Sancheti, Vice President of Product Marketing, Atrenta

"The new online ARM Connected Community is a great resource for ARM users and partners alike. We are already collaborating on the Android, Embedded, Processors, Smart and Connected, and ARM and Keil Tools communities, since many ARM users can benefit from the advanced ESL virtual prototyping solutions VLAB offers for ARM IP: accelerating embedded software, hardware and systems design. Our ASTC consulting services group also contributes to the SoC Implementation group, to share our expertise in design, verification, AMS and other SoC engineering tasks."

- Holly Stump, Vice President of Marketing, ASTC/VLAB Works

"Hats off to our friends at ARM who had the vision to evolve the ARM community into this excellent new format. As old forms of publishing and communications fade, the conversation becomes the focal point for technology information. The ARM Connected Community is an inspired user-friendly way to leverage the conversation to disseminate timely and relevant technical information to a hungry worldwide engineering audience."

- Brian Fuller, Editor-in-Chief, Cadence Design Systems

"I love the ARM Connected Community. It is a forum not only where we can showcase our firm, but also where we can find and connect with other partners that complement our efforts. This is invaluable resource for a laser focused smaller firm like DSP Concepts. We don't have to give up our lean and mean strategy in order to accomplish big things."

- Chin Beckmann, Co-Founder, DSP Concepts

"Freescale has a long track record of successfully deploying advanced ARM technologies across a range of processors and microcontroller platforms. As the ARM Connected Community comes online, Freescale looks forward to sharing our expertise on ARM-based embedded systems for the greater benefit of the growing ARM community. In addition to the clear benefits of ARM’s new community initiative, Freescale and its ecosystem partners also help to reduce risk and speed time for customers leveraging ARM-based Freescale solutions with professional software services for the Android and Linux operating systems."

- Jean-Christophe Bodet, Director of Microcontrollers Software & Services, Freescale Semiconductor

"With all due respect to my colleagues in our Technical Publications group and our solution architects who regularly publish informative whitepapers, nothing beats the variety and depth of content available in a thriving online community. ARM has wisely invested in further improving an already engaging community site with a new design and capabilities that simplify the discovery and creation of technical materials, relevant conversation threads and ARM ecosystem activities. I predict the new online ARM Connected Community will be an even busier ‘central square’ for ARM developers and partners, and I look forward to participating more directly, and more often, then ever before."

- Joe Hupcey, Director of Product Marketing, Jasper Design Automation, Inc.

"As Linux usage grows and the ARM architecture penetrates more markets, the sharing of best practices within the ecosystem becomes more of a challenge. We're excited to see how the community interacts on this new platform and are looking forward to actively participating."

- Steve Taylor, Executive Director of Marketing, Linaro

"The next generation of the ARM Connected Community provides a new interactive forum for embedded system developers to engage with experts and improve their skills and designs. Our experts are excited to enable embedded developers in the community to make use of the high performance, low power and security features of ARM-based devices with the virtualization enabled by the Mentor Embedded Hypervisor, the Nucleus RTOS and Mentor Embedded Linux operating system and advanced Sourcery development tools."

- Kamran Shah, Director of Marketing, Mentor Graphics Embedded Software Division

"The ARM Connected Community is another valuable resource for designers of ARM-based systems. There are many places within the Connected Community where engineers will have meaningful discussions and interactions directly with NXP engineers on Embedded, Tools and Smart / Connected Technology."

- Ross Bannatyne, General Manager of Mass Market Microcontroller Product Line, NXP Semiconductors

"As the leading supplier of the STM32 ARM Cortex-M microcontrollers and a lead partner on many other ARM cores, ST sees the new ARM Connected Community as a valuable tool that supplements and enhances resources like our own my.ST.com for developers looking to solve problems and develop next-generation applications. Our cooperative efforts with ARM have allowed us to combine valuable innovations like our Adaptive Real-Time Accelerator (ART) with a standard, efficient architecture, to deliver a powerful, yet cost-effective MCU and ecosystem."

- Daniel Colonna, Marketing Director for Microcontrollers, STMicroelectronics

About The ARM Connected Community Partner Program

The ARM Connected Community is a global network of more than 1,000 companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs, social media, industry events and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions.

Complementing the existing program, the ARM Connected Community interactive platform is the place that makes it easier for developers to find information for ARM-based designs, applications and projects. It is an interactive platform for all end users, media and partners of the ARM ecosystem. Join the conversation at http://community.arm.com.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age

The secrets of success from the Connected Community surrounding ARM
ARM website: http://www.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM Community: community.arm.com
ARM on Twitter: http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Phil Hughes Email: phil.hughes@arm.com Tel: +1 512 330 1844

Item 15

75 percent of global business leaders are exploring the economic opportunities created by the Internet of Things

▪	96 percent expect their business to be using IoT in some respect by 2016
▪	More than three in five (61 percent) executives agree that companies that are slow to integrate IoT will fall behind their competition

Collaborative business models, skills development and common standards needed for business to take full advantage of the Internet of Things

CAMBRIDGE, UK – Oct. 29, 2013 – ARM® today unveiled the findings of a new comprehensive report by the Economist Intelligence Unit, The Internet of Things Business Index: A quiet revolution gathers pace. The report, sponsored by ARM, found that 75 percent of C-suite business leaders are actively researching opportunities created by the Internet of Things (IoT). The report also revealed that 30 percent of business leaders feel that IoT will unlock new revenue opportunities, but just as many (29%) believe it will inspire new working practices, eventually changing the model of how they operate (23%). The report concludes that the implementation of common standards will be paramount to enable communication between millions of connected devices and stop the ‘Internet of Silos’.

ARM CEO Simon Segars says: “The Internet of Things runs on ARM. By connecting the next 30bn devices, the ARM ecosystem is transforming lives by improving the management of our cities, health services, environment and education systems. Our technologies provide the functional building blocks in a huge range of products including cars, heart monitoring systems, washing machines and lighting. Energy efficiency and miniaturisation are essential in these technologies, for example, the ARM Cortex-M0+ processor fits within the width of the average human hair - an essential component if we are to unlock the full business benefits of IoT. With this kind of innovative design, alongside our diverse, dynamic business ecosystem, we can unlock the full business benefits of IoT.”

The report highlights the need for a collaborative approach with companies needing to ‘learn to cooperate with players across industries’, encouraging standards that will avoid the so-called ‘Internet of Silos’ where data is created, but not shared amongst service providers to benefit the user.

Who is leading the charge?

▪	European businesses are ahead (see page 7 of report) of their global counterparts on the leader-board, in the research and planning phases of implementing IoT
▪
Manufacturing is leading the way (see page 7 of report) with IoT amongst the industries tracked, driven by the need for real time information to optimise productivity. One in four manufacturing companies already has a live IoT system in place. This sector is followed closely by construction and real estate.

The top five barriers for companies increasing the use of IoT (top responses) are:

1.	Lack of employee skills/knowledge
2.	Lack of senior management knowledge and commitment
3.	Products or services don’t have an obvious IoT element to them
4.	Immaturity of industry standards around IoT
5.	High costs of required investment in IoT infrastructure

“The self-stocking intelligent fridge is a step closer to becoming an everyday reality,” said James Chambers, editor of the report, “but conversations about IoT are clearly moving on. Two in five C-level executives are now telling us that they discuss IoT regularly. Whether we will all end up wearing clothes connected to the Internet remains to be seen – but it’s hard to think of any business that can’t be part of the IoT revolution.”

Common Standards for Shared Success with IoT

The report suggests that only by removing data silos and establishing common standards will the IoT to achieve the scale needed to operate across all markets successfully. The emergence of big data is also an impact, with Honda handling terabytes of data stored in databases for 1.4m users. Now, more than ever, managing that data and being able to analyse the little data coming from the uptake of IoT.

Join the Debate for Your Chance to Win

If you have thoughts on this research study, or have an idea for an IoT innovation in business, download a copy of the report from www.arm.com/EIUReport and join the debate.  Every idea suggested for a beneficial business-to-business or consumer IoT application or service will give you the chance to win a Galaxy Note 3 and Samsung Galaxy Gear.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age

The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMPROffice

http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http:/twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

About the survey

The Internet of Things business index: A quiet revolution gathers pace is based on an Economist Intelligence Unit survey of senior managers carried out in June 2013.  The 779 respondents are based in 71 countries, split regionally as follows: Europe (29%), North America (29%), Asia-Pacific (30%); and rest of the world (12%).
A total of 19 industries are represented in the survey, such as financial services (14%), manufacturing (12%), healthcare, pharmaceuticals and biotechnology (12%), IT and technology (12%), energy and natural resources (11%), and construction and real estate (10%). The sample is evenly split between large firms, having annual revenue of more than US$500m, and small and mid-sized firms. Nearly half of respondents (49%) are board or C-level, with the balance made up of other high-level managers such as vice-presidents, business unit heads and department heads.

About The Economist Intelligence Unit

The Economist Intelligence Unit is the world leader in global business intelligence. It is the business-to-business arm of The Economist Group, which publishes The Economist newspaper. As the world's leading provider of country intelligence, The Economist Intelligence Unit helps executives make better business decisions by providing timely, reliable and impartial analysis on worldwide market trends and business strategies. More information about The Economist Intelligence Unit can be found at www.eiu.com or follow us on www.twitter.com/theeiu.

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Phil Hughes
phil.hughes@arm.com
+1 512 330 1844

Item 16

Announcement of dealing by a PDMR

ARM Holdings plc (the "Company") announces that Peter Hutton, who is a PDMR of the Company, exercised an option over 12,055 shares under the Company's SAYE Share Option Scheme at a price of 81 pence per share.  He transferred 4,500 shares to a connected person and all 12,055 shares were sold on 31 October 2013 at a price of 987.5 pence per share.  His total resultant shareholding is nil shares.

Item 17

Telenor Connexion Partners with ARM to Bring the
Internet of Things to its Global Customers

CAMBRIDGE, United Kingdom, and STOCKHOLM, Sweden – October 31, 2013 – ARM®, the world’s leading semiconductor IP supplier, and Telenor Connexion, a leading enabler of connected business solutions and part of Telenor Group, one of the world’s largest mobile operators , announce that Telenor Connexion has licensed ARM Sensinode software. The agreement makes Telenor Connexion the first connected business solutions provider to offer end-to-end ARM Internet of Things (IoT) technology to its global customers. ARM Sensinode software enables Telenor Connexion to provide standards-based, energy-efficient and secure machine-to-machine (M2M) services that reduce time to market for smart products.

Telenor Connexion is currently serving customers in the telematics, asset management, mHealth, and advanced meter infrastructure (AMI) segments on three continents. ARM Sensinode software will add to Telenor Connexion’s offer of new IoT-focused value added services, including data management and data security, with an initial focus on cellular-connected endpoints. This agreement builds on the innovative and market-leading ARM Internet of Things technology that has already been integrated into Telenor Connexion’s range of Enterprise solutions.

Telenor Connexion plans to expand its portfolio of standards-based products and support IoT applications using ARM’s IP technologies and its NanoService data management and Web application platform. Telenor Connexion will develop connected business solutions that leverage ARM Sensinode technology, including key standards such as OMA Lightweight M2M, IPv6, TLS, DTLS, and CoAP. ARM continues to be a key contributor to the development and commercialization of many of these industry-standard technologies for which it provides best-in-class end-to-end software technology.

“We are delighted that Telenor Connexion recognizes the benefits and effectiveness of ARM Sensinode software,” said John Cornish, executive vice president and general manager, System Design Division, ARM. “This relationship with a long-time leader in the creation and delivery of global M2M solutions represents a significant step forward for ARM, for Telenor Connexion, and for the new Internet of Things industry in building the embedded web.”

“In the future, everything that can benefit from being connected will be connected, which makes the IoT a rapidly growing area. The advanced technology from ARM is an enabler for our M2M optimized solutions and will contribute to Telenor Connexion taking a standardized approach,” said Rickard Widerberg, VP of Product Marketing at Telenor Connexion.

# # # #

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM
ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded
http://twitter.com/ARMSoC
http://twitter.com/ARMTools
http://twitter.com/SoftwareOnARM

About Telenor Connexion

At Telenor Connexion we design and operate connected business solutions. Building on more than 15 years of experience, a strong solutions portfolio and our collaborative approach, we make it easy to realize the value of connected services.

Together with companies such as Volvo, Nissan, Scania, Hitachi, Securitas Direct and Telcare we have designed smart and innovative connected solutions deployed across the globe.

We support our customers throughout their entire product lifecycle - from solution design to operations and future development. By partnering with Telenor Connexion you are ensured a reliable and secure end-to-end solution that can evolve over time.

Our headquarters and tech centre are located in Sweden and we have regional offices in UK, Germany, France, US and Japan. Telenor Connexion is wholly owned by Telenor Group, one of the world’s major mobile operators. For more information please visit www.telenorconnexion.com

ENDS

ARM, Artisan and AMBA and Cortex are registered trademarks of ARM Limited. CoreLink, big.LITTLE, Mali and POP are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM" is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

ARM Press Contact

Phil Hughes
Email: phil.hughes@arm.com
Tel: +1 512 330 1844

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2013

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer